Larry W. Shackelford	Direct Dial: (404) 885-3926
larry.shackelford@troutmansanders.com	Direct Fax: (404) 962-6548
March 11, 2009
VIA EDGAR
Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Easylink Services International Corporation
Form 10-K for the fiscal year ended July 31, 2008
Filed October 21, 2008
Definitive Proxy Statement
Filed November 26, 2008
File No. 000-24996
Dear Mr. Krikorian:
On behalf of Easylink Services International Corporation (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter, dated February 18, 2009 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced Form 10-K (the “Form 10-K”) and Definitive Proxy Statement (the “Proxy Statement”).
The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

On behalf of the Company, we respond to the specific comments of the Staff as follows:
Form 10-K for the fiscal year ended July 31, 2008
Item 1. Business
Pro Forma Financial Information, page 4
1.
We note your presentation of pro forma information to reflect the acquisition of ESC as of August 1, 2005. Please explain your basis for providing this presentation and explain why you believe that this presentation is appropriate. Also, tell us whether the pro forma information was prepared in accordance with Article 11 of Regulation S-X. As part of your response, tell us how you considered providing supplemental discussion in your MD&A based on the pro forma financial information.

Response:
The Company included the pro forma information in light of the unusual significance of the acquired business relative to the Company’s pre-acquisition operations, the Company’s obligation under Item 1 of Part 1 of Form 10-K and Item 101 of Regulation S-K to disclose a merger or consolidation of the Company and the Company’s desire to aid investors in understanding the impact of the acquisition on the Company’s business. In future filings, the Company will omit this pro forma information or, if it is included, expand the disclosure to include all items, including footnotes, required by Article 11 of Regulation S-X.
When considering whether to include a discussion of the pro forma financial information in our MD&A, the Company weighed several factors, including the fact that the acquisition closed within the first 20 days of its 2008 fiscal year and the limitations of pro forma adjustments under Article 11 of Regulation S-X as compared to the actual operational and financial changes occurring subsequent to the acquisition. Based on these considerations, the Company concluded that any discussion of the pro forma results in our MD&A for the current fiscal year would not add material value to the readers of its financial statements and might detract from the discussion of its actual results. If the Company includes similar pro forma financial information in any future filing, it will give due consideration to a supplemental discussion and analysis of the financial information in its MD&A or other appropriate location.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

Item 2. Properties, page 18
2.	Please disclose the industry segment or segments, as reported in your financial statements, that use each of the properties described. See Item 102 of Regulation S-K.
Response:
The Company did not include this information in the Form 10-K because there is no clear distinction of material assets at its locations that would allow it to distinguish between its two reported operating segments. For instance, most of its production systems handle traffic and customer data for services in both of its operating segments. EDI traffic, reported in its Supply Chain Messaging segment, and fax traffic, reported in its On Demand Messaging segment, may be carried over the same computer software platforms, networks and switching equipment. The Company will clarify this point in future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
General
3.
Please consider adding an introductory section or overview, which provides a balanced executive-level discussion that identifies the most important themes or other significant matters that management is primarily concerned with when evaluating your financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you; providing further information about how you earn revenues and income and generate cash; and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and Section III.A of SEC Release No. 33-8350.

Response:
The Company will include the suggested executive overview section in future filings.
Liquidity and Capital Resources, page 30
4.
Consider providing enhanced disclosures that focus on the primary drivers of and other material factors necessary to an understanding of your cash flows as well as the reasonably likely impact on future cash flows. Also, tell us how you considered providing disclosure about day’s sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows. You should also disclose any known or reasonably likely cash requirements associated with the prepayment obligations (i.e. Excess Cash Flows) on your Series A and Series B convertible notes. We refer you to Section IV.B of SEC Release No. 33-8350.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

Response:
The Company will include such enhanced disclosures in future filings.
Because the Company is a service provider and is able to generate combined gross margins of 70% or greater, its business operations do not require the cash for raw materials and/or inventory typically needed in manufacturing or distribution operations. Payroll and telecom costs are the two material inputs for its services, and the cash requirements for these costs arise on a regularly scheduled basis. Therefore, fluctuations in DSO are not a significant driver of its cash needs and have not been a material factor in its cash flows to date.
The prepayment obligations on the Series A and Series B convertible notes were disclosed on pages 2 and F-30 of the Form 10-K. However, the Company did not discuss any known or reasonably likely cash requirements associated with the prepayment obligations in the Liquidity and Capital Resources discussion because, as of July 31, 2008 and the date of the filing the Form 10-K, none were known or anticipated. York Capital Management had thus far waived its rights to prepayment, indicating instead the desire to keep the cash in the Company for use in making strategic acquisitions.
5.
We note from your disclosures on page 3 that you are subject to certain limitations and financial covenants in connection with the Series A and Series B convertible notes. Please explain to us what consideration you gave to disclosing the details of these covenants and your compliance with these covenants in your MD&A. Also, tell us how you considered disclosing the limitations and the impact of such limitations on your financial condition and liquidity. See Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release No. 33-8350.

Response:
The financial covenants as disclosed on pages 3 and 31 of the Form 10-K consist of a minimum quarterly revenue target, minimum quarterly EBITDA targets and minimum EBITDA to interest expense coverage ratios. These covenants are measurements of revenue or liquidity and, therefore, do not affect the Company’s cash flow or impair its liquidity. The covenants were originally derived from projected operating results covering the life of the Series A and Series B convertible notes and were drafted to address such occurrences as the pay down of these notes. As of July 31, 2008, the actual operating results of the Company exceeded these covenant requirements. Therefore, no discussion was devoted to the affect on liquidity of the covenants or any breach of these covenants.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

After reviewing Item 303(a)(1) of Regulations S-K and Section IV.C of SEC Release No. 33-8350 and in light of the current economic uncertainty, in future filings the Company will enhance its disclosures in this area.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 30
6.
In this section, you note that you are exposed to interest rate risk, but you don’t provide quantitative disclosure regarding this risk in any of the three alternatives set forth in Item 305(a)(1) of Regulation S-K. Please advise. Furthermore, you state that you may be subject to foreign exchange rate risk in the future, at such time as the portion of your revenue from foreign sources increases, but elsewhere in your report you indicate that 28% of your revenue is currently generated from international customers. Accordingly, please advise why you have not provided quantitative disclosure regarding foreign exchange rate risk in your report.

Response:
As of the end of fiscal 2008, other than the long-term debt issued in the form of Series A and B notes, we have no other debt instruments, forwards, futures, options, swaps, complex instruments, commodity related derivatives or other interest sensitive liabilities that would qualify for tabular disclosure. Nor did we have any interest sensitive assets with long-term maturities as of the end of fiscal 2008. Therefore, we did not disclose the tabular presentation as suggested in the appendix to Item 305 of Regulation S-K as information concerning the Series A and B notes was disclosed in tabular form on page 30 of the Form 10-K under “Tabular Disclosure of Contractual Obligations.” Additional disclosure concerning the Series A and B notes can be found in footnote number 11 (“Indebtedness”) beginning on page F-30 of the Form 10-K’s financial statements, with the maturity dates to be found on page F-32. However, we realize the need for the Series A and B notes to be specifically disclosed in tabular form as per Item 305 and will do so when required in future filings.
For the year ended July 31, 2008, we had no foreign currency long-term debt, foreign currency hedges, foreign currency forward exchange agreements, currency swaps or material firmly committed sales contracts denominated in foreign currencies. Our only on-balance sheet financial instruments denominated in foreign currencies were trade accounts receivable and trade accounts payable, all of which were short-term and whose carrying amounts approximated fair value as of July 31, 2008. Most of our foreign currency exposure relates to the GAAP adjustments required to translate the British pound to the U.S. dollar under GAAP rules. We do not believe we had any foreign currency financial instruments that require additional disclosure under Item 305 as of July 31, 2008, but understand the need to make such disclosures, including the proper tabular form, under Item 305 and will do so when required in future filings.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies and Procedures
Reclassifications, page F-10
7.
We note that you reclassified certain customer and technical service costs from cost of services to general and administrative expense for the fiscal years ended July 31, 2007 and 2006. Please tell us more about the nature of these expenses and why you have subsequently determined that these costs have no direct relationship to generating revenue. Explain whether you believe that these reclassifications represent corrections of errors and tell us how you concluded that restatement of your financial statements was not required. Provide us with your SAB 99 analysis, including the specific quantitative and qualitative factors you considered in assessing the materiality of the reclassifications.

Response:
Prior to the acquisition of EasyLink Services Corporation (“ESC”), Internet Commerce Corporation (the predecessor to EasyLink Services International Corporation) had recorded its customer support services expense in cost of goods sold, even though the Company had never billed customers separately or recognized any revenue from support activities. Customer support expenses consist mainly of labor, telecom and general office expenses. Following the acquisition of ESC, it was noted that the acquired company, which also had never billed customers separately or recognized any revenue from support activities, did not record these expenses as cost of goods sold. Instead, ESC had recorded these expenses in general and administrative expenses.
Upon review of our business operations after the ESC acquisition, we came to the conclusion that the merged activities performed by our combined customer support departments primarily consisted of customer setup and post-sales services support. The reclassifications were not due to any misstatements or omissions in our financial statements, but were made in order to harmonize the combined Company’s methodology of support expense recognition and to properly reflect the non-revenue generating nature of the support expenses.
SAB 99 requires that both quantitative and qualitative factors be considered when addressing materiality in an “omission or misstatement” in financial statements. As no expense was omitted, nor was the adjustment a misstatement in that it reflected operational practices following a material acquisition, we do not believe that SAB 99 is necessarily relevant to the analysis.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

Quantitatively, the reclassification of these expenses did not change any previously reported total operating income. Because of the material impact that the acquisition of ESC had on the Company’s financial results in fiscal 2008 (revenue more than quadrupled and total operating expense increased almost fourfold as well), the materiality of the adjustments would best be measured against the operations of the combined companies, as no separate subsidiary financial statements will be reported upon in future periods. While recognizing that adjustments may not be immaterial simply because they fall beneath a numerical threshold, we note that the average of the two adjustments (approximately $2.7 million) is 3.6% of total fiscal 2008 operating expense (approximately $76.3 million). Total combined support expense reported in fiscal 2008 as part of general and administrative expense was 5% of total fiscal 2008 operating expense.
Qualitatively, it should be noted that the reclassifications did not create a change in reported net earnings, hide other trends, hide a failure to meet analysts’ consensus expectations for our Company, change a loss into income or vice versa, concern a segment or other portion of our business that had been previously identified as playing a significant role in our profitability (support expenses are incurred for both our reporting segments), affect our compliance with loan covenants or other contractual requirements, increase management’s compensation or conceal an unlawful transaction.
Based on the foregoing analysis, we do not believe the adjustments to be material.
Revenue Recognition, page F-11
8.
We note that your arrangements appear to include multiple elements. Please explain to us how you have considered EITF 00-21. As part of your response, tell us how you determine units of accounting and allocate value to the deliverables.

Response:
Paragraph 9 of EITF 00-21 states that the delivered item(s) in an arrangement with multiple deliverables should be considered a separate unit of accounting if all of the following criteria are met:
•	The delivered item(s) has value to the customer on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	Delivery or performance of undelivered item(s) in arrangements that include a general right of return is considered probable and substantially in the control of the vendor.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

Substantially all services that the Company offers are specifically and individually contracted for and priced, and are available for sale on a stand-alone basis when quoted and billed to the customer by the Company, as well as by its competitors. The prices in the Company’s contracts are consistently applied based on measurement criteria that have been developed for each service, and these services are similarly priced by our competitors. Furthermore, the Company’s contracts are for services only and do not contain a general right of return. Therefore, the Company’s different services are each considered a separate accounting unit.
The Company’s services are offered in highly competitive markets and are generally considered “commodity” offerings. Fair market value is, therefore, readily observable and acts as the basis for allocation of value to the deliverables.
9.
We note from your disclosures that implementation fees are recognized over the life of the subscription period. Please tell us the life of the subscription period over which you recognize the implementation fees and explain how you consider customer renewals in determining the life of a subscription period. As part of your response, tell us how you considered the guidance in footnote 39 of SAB Topic 13.

Response:
The lives of the Company’s subscription periods generally range from one month to one year. Footnote 39 of SAB Topic 13 states that “the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).” The Company’s implementation fees are priced independently of any subsequent ongoing transactional billings and do not affect the pricing of any subsequent transactional renewals. Therefore, the Company’s implementation fees are not tied to benefits beyond the initial term of the contract. It should also be noted that the Company’s implementation fees are immaterial as compared to its consolidated revenue.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

Note 9. Stockholders’ Equity, page F-25
10.	Tell us how you considered providing a description of the significant assumptions used to estimate the fair value of stock option grants. Refer to paragraph A240(c)(2) of SFAS 123(R).
Response:
Paragraph A240(c)(2) of SFAS 123(R) requires that the Company disclose the assumptions used to estimate the fair value of stock option grants for each year that an income statement is presented. For this purpose, as noted on page F-25 of the Form 10-K, the Company used the Black-Scholes option-pricing model using the following weighted-average assumptions to value its options:

	Year ended July 31,
	2008	2007	2006
Risk-free interest rate	3.87%	4.55%	4.25%

Expected lives	3.75	3.0	3.0

Expected volatility	59%	77%	81%

Expected dividend yield	0%	0%	0%

Forfeiture rate	40%	—	—
The Company does not continuously grant options throughout each year. In all three of the years presented in the Form 10-K, options were granted on only two separate dates during each such year, which dates were generally separated by only a few months.
In considering Paragraph A240(c)(2) of SFAS 123(R), the Company noted that it does not use a method that employs different volatilities and dividend rates during the contractual term, nor does it make use of discounting for post-vesting restrictions. The Company’s risk-free interest rate is based on the three-year Treasury constant maturities rate published by the Federal Reserve on the date of grant and, as a result of the short periods between the two grant dates in each year, did not vary materially. The expected life is based on the Company’s historical average term between the grant date and the exercise date as of the date of grant, which, as a result of the short periods between the two grant dates in each year, did not vary materially. The volatility rate is based on the historical price volatility of the Company’s class A common stock as of the date of grant, which, as a result of the short periods between the two grant dates in each year, did not vary materially. The dividend yield is zero because the Company has never paid a dividend on its class A common stock and does not anticipate paying a dividend in the foreseeable future. The forfeiture rate is calculated by dividing the compensation expense in the current year for forfeited options by the total compensation expense in the current year for all options.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

In future filings, and consistent with Paragraph A240(c)(2) of SFAS 123(R), the Company will be more explicit in disclosing that these assumptions have been based on the actual historical data of the Company or, in the case of the risk free rate, government treasuries.
Note 10. Income Taxes, page F-27
11.
We note that you released a portion of your valuation allowance in 2008. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. See paragraph 20 through 25 of SFAS 109. Also, tell us how you determined the amount of the valuation allowance that was released.

Response:
Paragraph 20 of SFAS 109 states that “[a]ll available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.” Paragraph 23 of SFAS 109 states that “[f]orming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.”
The most significant positive evidence for the release of the valuation allowance was the generation of pre-tax income for four straight fiscal years beginning with fiscal 2005 as follows:

Fiscal Year	Pre-Tax Income
2005	$264,000
2006	$3,036,000
2007	$2,937,000
2008	$3,862,000

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

The negative evidence against the release of the valuation allowance was the history of pre-tax losses as follows:

Fiscal Year	Pre-Tax Loss
2001	$(32,785,000)
2002	$(6,548,000)
2003	$(6,004,000)
2004	$(4,087,000)
After reviewing this steady progress toward four straight years of generating taxable income, combined with the additional positive evidence from internal projections showing continued taxable income for the next three fiscal years, the Company concluded that the positive evidence outweighed the negative evidence of past losses. Therefore, the Company concluded that a release of the valuation allowance was appropriate. However, the Company also noted that while the acquisition of ESC at the beginning of fiscal 2008 had materially increased the size of the Company, it did not increase its pre-tax profits substantially. ESC itself also had a history of losses as well as additional NOL carryforwards at the time of acquisition. Because the Company had only operated the combined companies for approximately one fiscal year, it concluded that the release of the valuation allowance should be a partial one and, therefore, limited it to its then current three-year pre-tax profit estimate. The approximate $13.8 million release of the valuation allowance at year-end reflects the estimate of the tax effect of the pre-tax profits for the next three years.
Note 11. Indebtedness, page F-30
12.
We note that you issued warrants and additional investment rights in connection with the issuance of the Series A and Series B convertible notes. We also note that the interest rate on the notes adjusts based on the performance on your common stock. Explain how you considered whether the warrants, additional investment rights, and the interest rate adjustment meet the definition of a derivative or embedded derivative instrument. See SFAS No. 133. If these instruments represent derivatives, please provide us with an analysis of how you considered each of the criteria outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the instruments should be classified as liabilities or equity instruments.

Response:
The warrants issued in conjunction with our sales of the Series A and B convertible notes were detachable from the notes on issue and freestanding. When we first examined the warrant under SFAS No. 133 we noted that they had an underlying (an exercise price of $3.34 per share), a notational for a fixed number of shares (4,156,448), required no initial net investment, but did not appear to have a mechanism for net settlement. As per paragraph 9 of SFAS No. 133, we were required to deliver an asset (number of shares) equal to the notional amount, there was no market mechanism to facilitate net settlement and, although the shares are traded on a national market, they were not readily convertible to cash as per paragraph 57(C)(3) of SFAS No. 133, because the number of shares issuable under the warrants is large relative to our trading volume. Thus, the warrants were determined not to be derivatives. In addition, we determined at the time that under paragraph 11(a) of SFAS No. 133 the warrants were indexed to our class A common stock and were to be classified in stockholders’ equity, also removing them from treatment as derivatives.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

However, in responding to your inquiry, we became aware of the November 30, 2006 “Current Accounting and Disclosure Issues” bulletin. Specifically, Section II B (page 32) that gives direction for the analysis of freestanding warrants, which notes that the most common reasons for a conclusion to account for warrants as liabilities under EITF 00-19 include “the warrants could be required to be settled in cash if certain events occurred.” Furthermore, we noted that “the probability of the event occurring is not a factor” under EITF 00-19. Upon reviewing the language in the warrants issued with the Series A and B convertible notes, we discovered a sentence that possibly allows the holders, at their option, to settle the warrants in cash upon certain events including liquidation or change of control. This language reads “in the event of a Fundamental Transaction, at the request of the Holder delivered before the 90th day after such Fundamental Transaction, the Company .... will purchase the Warrant form the Holder for a purchase price, payable in cash within five Trading Days after such request, ... equal to the Black-Scholes value of the remaining unexercised portion of this Warrant on the date of such request.” (See last sentence of Attachment A for full language.)
We now believe there is the possibility that the warrants were classified as equity in error because the warrants may fail to meet the requirements of EITF 00-19 as the holders of the warrants, at their option, may receive cash under conditions not in the control of the Company or under conditions in which holders of the underlying shares could receive some form of physical settlement other than cash. We have therefore examined the affects of the possible reclassification of the warrants from equity to a liability. Attachment B lists the journal entries we believe would be necessary, and Attachment C shows the financial statement effect before and after these adjustments have been applied for the fiscal year ended July 31, 2008 and the first quarter of fiscal 2009 ended October 31, 2008.
If these potential adjustments are booked to reclassify the warrants to liabilities, they have the effect of increasing previously reported net income in fiscal 2008 by approximately $250,000, adding an additional $0.02 to previously reported diluted earnings per share and decreasing the previously reported net loss for the first quarter of fiscal 2009 ended October 31, 2008 by approximately $2.6 million, decreasing the previously reported net loss of diluted earnings per share by $0.11. These changes are the result of a continuing drop in the market price of our class A common stock over this timeframe, which in turn decreases the warrant value under Black-Scholes. As an aside, other language in the warrants, as they currently exist, would have caused the warrants to receive treatment as liabilities under EITF 07-5 beginning in our fiscal 2010 year (August 1, 2009).

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

The additional investment rights remain outstanding as long as $20 million or more of the original debt principal remains outstanding, after which the right lapses. The additional investment rights give the holders the ability to loan the Company an additional $10 million under terms identical to the Series A notes. Paragraph 6 of SFAS 133 defines a derivative as a financial instrument with at least one notional and at least one underlying, no or minimal initial investment and terms that require or permit net settlement. The additional investment rights were not considered derivatives because to exercise the rights would require the holders to invest an additional $10 million dollars, which is identical to the notational and does not represent a minimal investment. As an aside, the owners of the Series A and B convertible notes have informed us they never intend to trigger the additional investment rights because of the substantial cash investment required.
Paragraph 61(h) of SFAS 133 specifically states that the changes in fair value of an equity interest and the interest yield on a debt instrument are not clearly and closely related and create an embedded derivative that must be separated from the host contract and valued separately.
The terms of the interest rate adjustment in the Series A and B convertible notes are based on a complicated formula, as follows: “The Interest Factor on any date shall equal (i) if the VWAPs for each of the 20 consecutive Trading Days immediately preceding such date is greater than the Conversion Price on such date, the result of (A) the integer result of (x) the Current Market Price on such date minus the Conversion Price on such date, (y) divided by the Conversion Price on such date and (z) multiplied by four, (B) multiplied by 50 basis points (0.5%), and (ii) if the VWAPs for each of the 20 consecutive Trading Days immediately preceding such date is not greater than the Conversion Price on such date, zero; .....”
The gravamen of the formula is that the current market price of our stock needs to exceed $3.79 per share in order for the calculation above to trigger an interest rate adjustment. From the issuance of the notes on August 17, 2007 to the end of our fiscal year 2008 on July 31, 2008, the interest rate adjustment had been triggered twice and generated $1,947 in interest expense savings. Given that this embedded derivative would have received asset treatment as it can only reduce interest expense and the immaterial affect it had as of July 31, 2008, we determined the value of the derivative itself was immaterial and did not book it.
To further examine the issue, since issuance of the notes through the date of this letter, the interest rate adjustment has been triggered six times, or 1.09% of the days the notes have been outstanding and generated total savings in interest expense of $5,842. The price per share of our class A common stock has ranged from $0.92 to $3.92 in this same time frame. We anticipate that our common stock will remain in the middle of this range for the remaining life of the notes. Based on percentage of days the interest rate adjustment has been triggered and current outstanding principal amounts, we anticipate that the interest savings over the remaining life of the notes will not exceed $9,400.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

Exhibits
13.
We note that you incorporate several documents by reference as exhibits pursuant to Rule 12b-32 under the Securities Exchange Act of 1934. Please be advised that any such incorporation of documents by reference as exhibits to your annual report is subject to Item 10(d) of Regulation S-K. Item 10(d) prohibits the incorporation by reference of any document on file with Commission for more than 5 years except for: (i) documents contained in a registration statement; or (ii) documents that you specifically identify by physical location by SEC file number reference. Please note that the following exhibits to your annual report incorporate by reference documents that have been on file with the Commission for more than 5 years and are not contained in a registration statement:

13.1	Exhibit 3(i).3

13.2	Exhibit 4.2

13.3	Exhibit 10.4

13.4	Exhibit 10.6

13.5	Exhibit 10.8

13.6	Exhibit 10.9

13.7	Exhibit 10.10

13.8	Exhibit 10.11

13.9	Exhibit 10.13

13.10	Exhibit 10.14

13.11	Exhibit 10.16
The documents listed in these exhibits may be incorporated by reference only if you identify each document by physical location by SEC file number reference. Alternatively you may re-file the agreements.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

Response:
The Company will specifically identify each of these documents by physical location by SEC file number reference in future filings.
14.
We note that footnote reference 30 for exhibit nos. 10.25, 10.26, 10.27, 10.28 and 10.29 indicates that the agreements listed in these exhibits are incorporated by reference to your current report on Form 8-K, dated August 28, 2007, as filed on April 12, 2005. However, the agreements listed in these exhibits are dated April 1, 2008 and the Form 8-K referred to appears to have been filed on April 2, 2008. Please revise accordingly.

Response:
The Company will correct this footnote reference for these exhibits in future filings.
15.
We note that the identification of the certifying individuals at the beginning of the certifications required by Rule 13a-14(a) under the Exchange Act also includes the title of the certifying individuals. Furthermore, you delete the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title and the above-quoted language should be included in paragraph 4(d).

Response:
The Company will make these revisions in future filings.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

Definitive Proxy Statement, filed November 26, 2008
Executive Compensation
Compensation Discussion and Analysis, page 14
16.
Your compensation discussion and analysis should provide significantly expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your compensation discussion and analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2007. Provide a complete qualitative and quantitative description of the specific levels of achievement of each named executive officer relative to their individual targets as well as any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels. See Item 402(b)(1)(v) of Regulation S-K.

Response:
In future filings the Company will expand the analysis of the elements and levels of compensation paid to the named executive officers. In certain cases, the targeted corporate objectives upon which significant portions of the incentive compensation paid to the Company’s named executive officers are based are subject to Confidential Treatment Requests, and, accordingly, the Company will provide disclosure consistent with such confidential treatment.
17.
You state that you considered a peer group of technology companies in analyzing the appropriateness of executive compensation. In future filings, you should discuss the criteria that you used to select these companies, the extent to which you considered the comparative performance of these companies, and, if you did, how your performance compares to theirs. You should also state whether and to what extent you target your executive compensation to a specific percentile range in the peer group, and what percentage is actually reflected by the compensation you did pay.

Response:
In future filings the Company will discuss the criteria that it used to select the peer companies, the extent to which it considered the comparative performance of these companies, and, if it did, how its performance compares to theirs. The Company will also disclose whether and to what extent it targets its executive compensation to a specific percentile range in the peer group, and what percentage is actually reflected by the compensation it paid.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

18.
You state that cash bonuses are tied to your Company achieving a range of quantitative and qualitative objectives during the performance period. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. To the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4.

Response:
The targeted corporate objectives upon which significant portions of the incentive compensation paid to the Company’s named executive officers are based are subject to Confidential Treatment Requests. Accordingly, consistent with Instruction 4 to Item 402(b), the Company was unable to provide more detailed disclosures in this area.
Option Exercises and Stock Vested for Fiscal Year Ended July 31, 2008, page 21
19.
You have not provided the table required by Item 402(g) of Regulation S-K, “Option Exercises and Stock Vested.” A cross-reference to the table entitled “Outstanding Equity Awards at Fiscal Year End” is not responsive to this item. Please advise.

Response:
In future filings the Company will include the “Option Exercises and Stock Vested” table. The Company concluded that it was not necessary to provide this table in the Form 10-K because no stock options were exercised by any of the named executive officers during the fiscal year ended July 31, 2008, and any restricted stock awards that vested during that fiscal year were disclosed in the table entitled “Outstanding Equity Awards at Fiscal Year-End July 31, 2008” and the footnotes thereto.
*     *     *     *     *

Mr. Stephen Krikorian
United States Securities and Exchange Commission
March 11, 2009

In connection with the Company’s responses to the comments of the Staff, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope the foregoing information addresses the Staff’s comments regarding the Form 10-K and Proxy Statement. If you have any questions regarding this letter, please do not hesitate to contact me at 404-885-3926.

Sincerely,

TROUTMAN SANDERS LLP

/s/ Larry W. Shackelford

Larry W. Shackelford

cc:
Thomas J. Stallings, Chief Executive Officer, EasyLink Services International Corporation
Glen E. Shipley, Chief Financial Officer, EasyLink Services International Corporation
Ryan Houseal, Staff Attorney, U.S. Securities and Exchange Commission
David Orlic, Special Counsel, U.S. Securities and Exchange Commission
Morgan Youngwood, Staff Accountant, U.S. Securities and Exchange Commission
Chris Davis, Assistant Chief Accountant, U.S. Securities and Exchange Commission

ATTACHMENT A
9. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.
(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. Notwithstanding the foregoing, no adjustment will be made under this paragraph (a) in respect of any payment of accruing dividends of Common Stock that are required under the terms of the Company’s Series C Preferred Stock in effect as of the date hereof.
(b) Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, distributes to holders of Common Stock (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) cash or any other asset (in each case, “Distributed Property”), then in each such case the Company will hold the Distributed Property in escrow and deliver to the Holder, the Distributed Property that the Holder would have been entitled to receive in respect of such number of Warrant Shares had the Holder been the record holder of such Warrant Shares immediately prior to such record date upon exercise of this Warrant.
(c) Fundamental Transactions. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 9(a) above), or (v) there is a Change of Control (in any such case, a “Fundamental Transaction”), then the Holder shall have the right thereafter to receive), upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental

Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the “Alternate Consideration”). The aggregate Exercise Price for this Warrant will not be affected by any such Fundamental Transaction, but the Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. In the event of a Fundamental Transaction, the Company or the successor or purchasing Person, as the case may be, shall execute with the Holder a written agreement providing that:
(x) this Warrant shall thereafter entitle the Holder to purchase the Alternate Consideration in accordance with this Section 9(c),
(y) in the case of any such successor or purchasing Person, upon such consolidation, merger, statutory exchange, combination, sale or conveyance such successor or purchasing Person shall be jointly and severally liable with the Company for the performance of all of the Company’s obligations under this Warrant and the Purchase Agreement, and
(z) if registration or qualification is required under the Exchange Act or applicable state law for the public resale by the Holder of shares of stock and other securities so issuable upon exercise of this Warrant, such registration or qualification shall be completed prior to such reclassification, change, consolidation, merger, statutory exchange, combination or sale.
If, in the case of any Fundamental Transaction, the Alternate Consideration includes shares of stock, other securities, other property or assets of a Person other than the Company or any such successor or purchasing Person, as the case may be, in such Fundamental Transaction, then such written agreement shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holder as the Board of Directors of the Company shall reasonably consider necessary by reason of the foregoing. At the Holder’s request, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a New Warrant consistent with the foregoing provisions and evidencing the Holder’s right to purchase the Alternate Consideration for the aggregate Exercise Price upon exercise thereof. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (c) and insuring that the Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. Without limiting the foregoing, in the event of a Fundamental Transaction, at the request of the Holder delivered before the 90th day after such Fundamental Transaction, the Company (or any such successor or surviving entity) will purchase the Warrant from the Holder for a purchase price, payable in cash within five Trading Days after such request (or, if later, on the effective date of the Fundamental Transaction), equal to the Black-Scholes value of the remaining unexercised portion of this Warrant on the date of such request.

ATTACHMENT B
Warrant Adjustment Entries
The following entries will be made to correct the previous entries made in the fiscal year ending July 31, 2008.
The warrant was initially recorded at its allocated value per APB 14 at $7,005,372. The warrant should be valued at its fair market value at the acquisition date, $8,682,820, and reclassified to a liability.

	DR	CR
Additional Paid in Capital	7,005,372
Long term Debt — Discount	1,677,448
Long term Liabilities		8,682,820
Because of the change in the value of the warrant, the per share accounting conversion price that was used for the beneficial ownership conversion feature valuation must be changed to match the new warrant valuation.

	DR	CR
Long term Debt — Discount	871,569
Additional Paid in Capital		871,569
The accretion of the debt discount recorded during fiscal year 2008 needs to be adjusted for the two entries noted above.

	DR	CR
Interest Expense	808,418
Long term Debt — Discount		808,419
The current portion of the debt discount at July 31, 2008 needs to be adjusted based on the new valuation of the debt discount.

	DR	CR
Current Debt — Discount	510,246
Long term Debt — Discount		510,246
The warrant that is now recorded as a liability needs to be adjusted to its market value under Black-Scholes at July 31, 2008.

	DR	CR
Long term Liabilities	1,301,577
Operating Expense — Change in Value of Derivative		1,301,577

The tax effect of the above entries needs to be recorded.

	DR	CR
Income Tax Expense	239,057
Long term Assets		239,057
The following entries will need to be made in the first quarter of fiscal year 2009.
The accretion of the debt discount recorded during the first quarter of fiscal year 2009 needs to be adjusted for the adjustments made to the value of the discount during 2008.

	DR	CR
Interest Expense	246,160
Long term Debt — Discount		246,160
The current portion of the debt discount at October 31, 2008 needs to be adjusted based on the new valuation of the debt discount.

	DR	CR
Current Debt — Discount	481,755
Long term Debt — Discount		481,755
The market value of the warrant will now need to be adjusted under a Black-Scholes valuation at October 31, 2008.

	DR	CR
Long term Liabilities	2,802,274
Operating Expense — Change in Value of Derivative		2,802,274
The tax effect of the above entries needs to be recorded.

	DR	CR
Current Assets	169,899
Long term Assets		169,899

ATTACHMENT C
Restated Financial Statements
The following schedules demonstrate the effect of the restated entries on the financials statements for the fiscal year ending July 31, 2008 and the first quarter of fiscal 2009.
Balance Sheet as of July 31, 2008

		After
	Original	Adjustment
	7/31/2008	7/31/2008	Variance
Cash	$32,091,005	$32,091,005	—
Accounts Receivable	13,575,782	13,575,782	—
Prepaid and Other	4,399,267	4,399,267	—
Deferred Taxes	1,014,925	1,014,925	—

Current Assets	51,080,979	51,080,979	—
Restricted Cash	417,330	417,330	—
Property, Plant and Equipment, net	8,551,927	8,551,927	—
Goodwill	40,209,960	40,209,960	—
Other Intangibles	27,742,466	27,742,466	—
Investments	—	—	—
Deferred Taxes — Long-term	3,343,778	3,104,721	(239,057)
Other Assets	178,359	178,359	—

Total Assets	$131,524,799	$131,285,742	$(239,057)

Account Payable	$2,820,744	$2,820,744	—
Notes Payable — Current	7,052,313	6,542,067	(510,246)
Accrued Expenses	10,683,206	10,683,206	—
Deferred Revenues	861,502	861,502	—
Other Current Liabs	1,000,367	1,000,367	—

Current Liabilities	22,418,132	21,907,886	(510,246)
Notes Payable	47,497,402	46,267,051	(1,230,351)
Other Long-term Liabilities	1,005,505	8,386,747	7,381,242

Total Liabilities	70,921,039	76,561,684	5,640,645

Preferred Stock	50	50	—
Common Stock	251,251	251,251	—
Additional Paid in Capital	125,457,794	119,323,991	(6,133,803)
Treasury Stock	(303,325)	(303,325)	—
Other Comprehensive Income	(1,063,266)	(1,063,266)	—
Retained Deficit	(63,738,744)	(63,484,643)	254,101

Total Stockholder’s Equity	60,603,760	54,724,058	(5,879,702)

Total Liabilities and Stockholder’s Equity	$131,524,799	$131,285,742	$(239,057)

Income Statement for the Year Ended July 31, 2008

		After
	Original	Adjustment
	7/31/2008	7/31/2008	Variance

Revenues	$92,161,497	$92,161,497	—

Cost of Revenues	26,565,296	26,565,296	—

Gross Margin	65,596,201	65,596,201	—

Product Development	8,233,345	8,233,345	—

Sales and Marketing	11,632,351	11,632,351	—

General and Administrative	29,846,397	28,544,820	(1,301,577)

Operating Income	15,884,108	17,185,685	1,301,577

Interest Income	755,314	755,314	—

Interest Expense	(12,843,809)	(13,652,228)	(808,419)

Equity in Losses in Investments	(930,269)	(930,269)	—

Foreign Exchange Gain	775,100	775,100	—

Other	221,187	221,187	—

Profit before Tax	3,861,631	4,354,789	493,158

Income Taxes	(12,439,120)	(12,200,063)	239,057

Net Income	$16,300,751	$16,554,852	$254,101

Balance Sheet as of October 31, 2009

		After
	Original	Adjustment
	10/31/2008	10/31/2008	Variance
Cash	$19,442,868	$19,442,868	—
Accounts Receivable	12,995,147	12,995,147	—
Prepaid and Other	4,617,714	4,787,613	169,899
Deferred Taxes	—	—	—

Current Assets	37,055,729	37,225,628	169,899
Restricted Cash	417,330	417,330	—
Property, Plant and Equipment, net	9,693,329	9,693,329	—
Goodwill	40,064,741	40,064,741	—
Other Intangibles	26,815,213	26,815,213	—
Investments	—	—	—
Deferred Taxes — Long-term	3,152,597	2,743,641	(408,956)
Other Assets	253,141	253,141	—

Total Assets	$117,452,080	$117,213,023	$(239,057)

Accounts Payable	$2,004,649	$2,004,649	—
Notes Payable — Current	14,516,287	13,524,286	(992,001)
Accrued Expenses	8,550,521	8,550,521	—
Deferred Revenues	—	—	—
Other Current Liabilities	1,617,542	1,617,542	—

Current Liabilities	26,688,999	25,696,998	(992,001)

Notes Payable	35,442,368	34,939,931	(502,437)
Other Long-term Liabilities	923,768	5,502,737	4,578,969

Total Liabilities	63,055,135	66,139,666	3,084,531

Preferred Stock	50	50	—
Common Stock	251,502	251,502	—
Additional Paid in Capital	125,726,264	119,592,461	(6,133,803)
Treasury Stock	(1,626,359)	(1,626,359)	—
Other Comprehensive Income	(1,883,089)	(1,883,089)	—
Retained Deficit	(68,071,423)	(65,261,207)	2,810,216

Total Stockholder’s Equity	54,396,945	51,073,357	(3,323,588)

Total Liabilities and Stockholder’s Equity	$117,452,080	$117,213,023	$(239,057)

Income Statement for the Three Months Ended October 31, 2008

		After
	Original	Adjustment
	10/31/2008	10/31/2008	Variance

Revenues	$22,814,946	$22,814,946	—

Cost of Revenues	6,719,145	6,719,145	—

Gross Margin	16,095,801	16,095,801	—

Product Development	2,122,465	2,122,465	—

Sales and Marketing	3,565,644	3,565,644	—

General and Administrative	9,358,027	6,555,753	(2,802,274)

Operating Income	1,049,665	3,851,939	2,802,274

Interest Income	129,575	129,575	—

Interest Expense	(5,117,229)	(5,363,389)	(246,160)

Other	61,707	61,707	—

Profit before Tax	(3,876,282)	(1,320,168)	2,556,114

Income Taxes	456,352	456,352	—

Net Income	$(4,332,634)	$(1,776,520)	$2,556,114